

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Warmond Fang
Chief Executive Officer
Selga, Inc.
6021 Yonge St. – Suite 1011
Toronto, Ontario
Canada M2M 3W2

  Re: **Selga, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed April 12, 2012
    File No. 0-54501

Dear Mr. Fang:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Jennifer Thompson

      Jennifer Thompson
      Accounting Branch Chief